Exhibit 10.5

EMPLOYMENT AGREEMENT
EMPLOYMENT AGREEMENT (this “Agreement”), dated as of November 16, 2018 (the “Effective Date”), by and between Forbes Energy Services LLC, a Delaware limited liability company (the “Company”), and Joe Michetti (the “Executive”) (each of the Executive and the Company, a “Party,” and collectively, the “Parties”).
WHEREAS, the Executive is currently employed by the Company and party to that certain Confidentiality and Non-Compete Agreement, by and between the Executive and the Company, dated as of June 24, 2013 (the “Prior Agreement”);

WHEREAS, the Company desires to continue to employ the Executive as the President & Co-Chief Operating Officer of the Company and wishes to acquire and be assured of the Executive’s services on the terms and conditions hereinafter set forth; and

WHEREAS, the Executive desires to continue to be employed by the Company as the President & Co-Chief Operating Officer and to perform and to serve the Company on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valid consideration, the sufficiency of which is acknowledged, the Parties hereto agree as follows:
Section 1.Employment.
1.Term. Subject to Section 3 hereof, the Company agrees to employ the Executive, and the Executive agrees to be employed by the Company, in each case pursuant to this Agreement, for a period commencing on the Effective Date and ending on the third anniversary of the Effective Date (the “Initial Term”); provided, however, that the period of the Executive’s employment pursuant to this Agreement shall be automatically extended for successive one-year periods thereafter (each, a “Renewal Term”), in each case unless either Party hereto provides the other Party hereto with written notice that such period shall not be so extended at least 90 days in advance of the expiration of the Initial Term or the then-current Renewal Term, as applicable (the Initial Term and any Renewal Term, collectively, the “Term”). Each additional one-year Renewal Term shall be added to the end of the next scheduled expiration date of the Initial Term or Renewal Term, as applicable, as of the first day after the last date on which notice may be given pursuant to the preceding sentence. The Executive’s period of employment pursuant to this Agreement shall hereinafter be referred to as the “Employment Period.”
2.Duties. During the Employment Period, the Executive shall serve as the Company’s President & Co-Chief Operating Officer and in such other positions as an officer or director of the Company and such Affiliates of the Company as the Executive and the Company shall mutually agree from time to time, and shall report directly to the Chief Executive Officer of the Company (the “CEO”). In the Executive’s position as President & Co-Chief Operating Officer, the Executive shall perform such duties, functions and responsibilities during the Employment Period as are commensurate with such position, as reasonably and lawfully directed by the CEO. The Executive’s principal place of employment shall be the Company’s offices in Montgomery, Texas.
3.    Exclusivity. During the Employment Period, the Executive shall devote substantially all of the Executive’s business time and attention to the business and affairs of the Company, shall faithfully serve the Company, and shall conform to and comply with the lawful and reasonable directions and instructions given to the Executive by the CEO, consistent with Section 1.2 hereof. During the Employment Period, the Executive shall use the Executive’s best efforts to promote and serve the interests of the Company and, except for the matters listed on Exhibit A hereto (as such Exhibit A may be amended from time to time with the approval of the board of directors of the Company (the “Board”)), shall not engage in any other business activity, whether or not such activity shall be engaged in for pecuniary profit; provided that the Executive may (a) serve any civic, charitable, educational or professional organization, and (b) manage the Executive’s personal affairs, in each case so long as any such activities do not (X) violate the terms of this Agreement (including Section 4) or (Y) interfere with the performance of the Executive’s duties and responsibilities to the Company.
Section 2.Compensation.
1.Salary. As compensation for the performance of the Executive’s services hereunder, during the Employment Period, the Company shall pay to the Executive a salary at an annual rate of $400,000, payable in accordance with the Company’s standard payroll policies (the “Base Salary”).
2.Annual Bonus. The Executive will be eligible to participate in the annual bonus plan of the Company in the discretion of the Board or the compensation committee thereof, pursuant to the terms to be determined by the compensation committee of the Board as may be amended from time to time (the “Annual Bonus”). For calendar year 2018, the Executive will be entitled to a pro-rata Annual Bonus based on the number of days he is employed for 2018.
3.Employee Benefits. During the Employment Period, the Executive shall be eligible to participate in such health and other group insurance and other employee benefit plans and programs of the Company as in effect from time to time on the same basis as other senior executives of the Company.
4.Business Expenses. The Company shall pay or reimburse the Executive, upon presentation of documentation, for all commercially reasonable business out-of-pocket expenses that the Executive incurs during the Employment Period in performing the Executive’s duties under this Agreement in accordance with the expense reimbursement policy of the Company as approved by the Company (or a committee thereof), as in effect from time to time. Notwithstanding anything herein to the contrary or otherwise, except to the extent any expense or reimbursement described in this Agreement does not constitute a “deferral of compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance thereunder (“Section 409A”), any expense or reimbursement described in this Agreement shall meet the following requirements: (a) the amount of expenses eligible for reimbursement provided to the Executive during any calendar year will not affect the amount of expenses eligible for reimbursement to the Executive in any other calendar year; (b) the reimbursements for expenses for which the Executive is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred; (c) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit; and (d) the reimbursements shall be made pursuant to objectively determinable and nondiscretionary Company policies and procedures regarding such reimbursement of expenses.
5.Car Allowance. The Company will provide the Executive with a car allowance of $1,000 per month.
6.Equity. Following the Effective Date, the Company will grant the Executive 86,400 restricted stock units of the Company, pursuant to a form of award agreement substantially similar to the form of award agreement attached hereto as Exhibit B.
Section 3.Employment Termination.
1.    Termination of Employment. The Company may terminate the Executive’s employment hereunder for any reason during the Term, and the Executive may voluntarily terminate the Executive’s employment hereunder for any reason during the Term at any time upon not less than 15 days’ notice to the Company (the date on which the Executive’s employment terminates for any reason is herein referred to as the “Termination Date”). Upon the termination of the Executive’s employment with the Company for any reason, the Executive shall be entitled to (a) payment of any Base Salary earned but unpaid through the date of termination, (b) earned but unpaid Annual Bonus for calendar years completed prior to the Termination Date (payable in the ordinary course pursuant to Section 2.2), (c) additional vested benefits (if any) in accordance with the applicable terms of applicable Company arrangements and (d) any unreimbursed expenses in accordance with Section 2.4 hereof (collectively, the “Accrued Amounts”); provided, however, that if the Executive’s employment hereunder is terminated (X) by the Company for Cause or (Y) by the Executive voluntarily and not for death or Disability, then any Annual Bonus earned pursuant to Section 2.2 in respect of a prior calendar year, but not yet paid or due to be paid, shall be forfeited.
2.Certain Terminations.
(a)Termination by the Company other than for Cause, Death or Disability. If the Executive’s employment is terminated by the Company other than for Cause, death or Disability, in addition to the Accrued Amounts, the Executive shall be entitled to: (i) a payment equal to eighteen (18) months Base Salary at the rate in effect immediately prior to the Termination Date (the “Severance Amount”); (ii) in the event such termination occurs on or after June 30th of a calendar year, a pro-rata bonus for the year of termination, equal to the Annual Bonus the Executive would have been entitled to receive had the Executive’s employment not been terminated, based on the actual performance of the Company for the full year, multiplied by a fraction, the numerator of which is the number of days the Executive is employed by the Company during the applicable year prior to and including the Termination Date and the denominator of which is 365 (the “Pro-Rata Bonus”); and (iii) subject to the timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and the Executive’s copayment of premiums associated with such coverage consistent with amounts paid by the Executive during the year in which the Termination Date occurs, the Company shall reimburse the Executive, on a monthly basis, for the excess costs of continued health benefits for himself and his covered dependents from the Termination Date through the end of the eighteen (18) month period following the Termination Date, or such earlier date on which COBRA coverage for the Executive and his covered dependents terminates in accordance with COBRA (“Medical Benefit Continuation”).
The Company’s obligations to pay the Severance Amount and the Pro-Rata Bonus and to provide Medical Benefit Continuation shall be conditioned upon (i) the Executive’s continued compliance with the Executive’s obligations under Section 4 of this Agreement and (ii) Executive executing and delivering to the Company a general release in the form attached hereto as Exhibit C (the “Release”) and the Release becoming irrevocable within 60 days following the Termination Date (the date that the Release becomes irrevocable, the “Release Effective Date”). Payments of the Severance Amount and the Medical Benefit Continuation will be paid in equal installments over eighteen (18) months and commence to be paid on the first payroll date of the Company following the Release Effective Date; provided, that, if the 60-day period referred to in the preceding sentence spans two calendar years, payments shall in all cases be paid or commence to be paid on the first payroll date in the second calendar year; provided, further, that, the first payment will include any installments that would have been paid prior thereto but for this sentence. The Pro-Rata Bonus shall be paid at the time when annual bonuses are paid generally to the Company’s senior executives.
If the Executive is not permitted to continue participation in the Company’s medical insurance plan pursuant to the terms of such plan or pursuant to a determination by the Company’s insurance providers or such continued participation in any plan would result in the imposition of an excise tax on the Company pursuant to Section 4980D of the Internal Revenue Code of 1986, as amended (the “Code”), the Company shall use reasonable efforts to obtain individual insurance policies providing medical benefits to the Executive during the Medical Benefits Continuation period, but shall be required to pay for such policies only an amount equal to the amount the Company would have paid had the Executive continued participation in the Company’s medical plans; provided that, if such coverage cannot be obtained, the Company shall pay to the Executive monthly during the Medical Benefit Continuation period an amount equal to the amount the Company would have paid had the Executive continued participation in the Company’s medical plan.

(b) Termination by Death or Disability. If the Executive’s employment is terminated by reason of the Executive’s death or Disability, the Company shall pay the Executive (or the Executive’s heirs upon a termination by death) the Accrued Amounts.
(c)Definitions. For purposes of Section 3, the following terms have the following meanings:
(1)“Cause” shall mean the Executive’s having engaged in any of the following: (A) willful misconduct or gross negligence in the performance of any of the Executive’s duties to the Company, which, if capable of being cured, is not cured to the reasonable satisfaction of the Company within 30 days after the Executive receives from the Company written notice of such willful misconduct or gross negligence; (B) intentional failure or refusal to perform reasonably assigned duties or to cooperate with an internal investigation being conducted by or at the direction of the Company, which is not cured to the reasonable satisfaction of the Company within 30 days after the Executive receives from the Company written notice of such failure or refusal; (C) any indictment for, conviction of, or plea of guilty or nolo contendere to, (1) any felony (other than motor vehicle offenses the effect of which do not materially affect the performance of the Executive’s duties) or (2) any crime (whether or not a felony) involving fraud, theft, breach of trust or similar acts, whether of the United States or any state thereof or any similar foreign law to which the Executive may be subject; (D) any willful failure to comply with any written rules, regulations, policies or procedures of the Company which, if not complied with, would reasonably be expected to have a material adverse effect on the business or financial condition of the Company, which in the case of a failure that is capable of being cured, is not cured to the reasonable satisfaction of the Company within 30 days after the Executive receives from the Company written notice of such failure or (E) abuse of alcohol or another controlled substance. If the Company terminates the Executive’s employment for Cause, the Company shall provide written notice to the Executive of that fact on or before the termination of employment. However, if, within 90 days following the termination, the Company first discovers facts that would have established “Cause” for termination, and those facts were not known by the Company at the time of the termination, then the Company may provide Executive with written notice, including the facts establishing that the purported “Cause” was not known at the time of the termination, in which case the Executive’s termination of employment will be considered a for Cause termination under this Agreement, and Executive shall be required to immediately return to the Company all amounts previously paid or provided to the Executive pursuant to Section 3.2(a), and the Company shall have the right to cease to pay or provide any future amounts pursuant to Section 3.2(a).
(2)“Disability” shall mean the Executive is entitled to and has begun to receive long-term disability benefits under the long-term disability plan of the Company in which Executive participates, or, if there is no such plan, the Executive’s inability, due to physical or mental illness, to perform the essential functions of the Executive’s job, with or without a reasonable accommodation, for 180 days out of any 270 day consecutive day period.
(d)Section 409A. If the Executive is a “specified employee” for purposes of Section 409A, to the extent the Severance Amount required to be made pursuant to Section 3.2 hereof constitutes “non-qualified deferred compensation” for purposes of Section 409A, payment thereof shall be delayed until the day after the first to occur of (i) the day which is six months from the Termination Date and (ii) the date of the Executive’s death, with any delayed amounts being paid in a lump sum on such date and any remaining payments being made in the normal course. For purposes of this Agreement, the terms “terminate,” “terminated” and “termination” mean a termination of the Executive’s employment that constitutes a “separation from service” within the meaning of the default rules under Section 409A. For purposes of Section 409A, the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments.
3.Exclusive Remedy. The foregoing payments upon termination of the Executive’s employment shall constitute the exclusive severance payments and benefits due the Executive upon a termination of the Executive’s employment.

4.Resignation from All Positions. Upon the termination of the Executive’s employment with the Company for any reason, the Executive shall resign, as of the Termination Date, from all positions the Executive then holds as an officer, director, employee and member of the boards of directors (and any committee thereof) of the Company and its Affiliates. The Executive shall be required to execute such writings as are required to effectuate the foregoing.
5.Cooperation. Following the termination of the Executive’s employment with the Company for any reason, upon reasonable request from the Company, the Executive shall respond and provide information with respect to matters in which Executive has knowledge as a result of his services to the Company and its subsidiaries, and will provide reasonable assistance to the Company in defense of any claims that may be made against the Company, and will assist the Company in the prosecution of any claims that may be made by the Company, to the extent that such claims may relate to the period of the Executive’s employment with the Company.

Section 4.	Unauthorized Disclosure; Non-Competition; Non-Solicitation; Interference with Business Relationships; Proprietary Rights.
1. Unauthorized Disclosure. The Executive agrees and understands that in the Executive’s position with the Company, the Executive has been and will be exposed to and has and will receive information relating to the confidential affairs of the Company and its Affiliates, including, without limitation, technical information, intellectual property, business and marketing plans, strategies, customer information, software, other information concerning the products, promotions, development, financing, expansion plans, business policies and practices of the Company and its Affiliates and other forms of information considered by the Company and its Affiliates to be confidential or in the nature of trade secrets (including, without limitation, ideas, research and development, know-how, formulas, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals) (collectively, the “Confidential Information”). Confidential Information shall not include information that is generally known to the public or within the relevant trade or industry other than due to the Executive’s violation of this Section 4.1 or disclosure by a third party who is known by the Executive to owe the Company an obligation of confidentiality with respect to such information. The Executive agrees that at all times during the Executive’s employment with the Company and thereafter, the Executive shall not disclose such Confidential Information, either directly or indirectly, to any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof (each a “Person”) without the prior written consent of the Company and shall not use or attempt to use any such information in any manner other than in connection with the Executive’s employment with the Company, unless required or permitted by law to disclose such information, in which case the Executive shall provide the Company with written notice of such requirement as far in advance of such anticipated disclosure as possible. This confidentiality covenant has no temporal, geographical or territorial restriction. Upon termination of the Executive’s employment with the Company, the Executive shall promptly supply to the Company all property, keys, notes, memoranda, writings, lists, files, reports, customer lists, correspondence, tapes, disks, cards, surveys, maps, logs, machines, technical data and any other tangible product or document which has been produced by, received by or otherwise submitted to the Executive during or prior to the Executive’s employment with the Company, and any copies thereof in the Executive’s (or capable of being reduced to the Executive’s) possession. Notwithstanding the foregoing, nothing herein shall prevent the Executive from disclosing Confidential Information to the extent required by law. Additionally, nothing herein shall preclude the Executive’s right to communicate, cooperate or file a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise make disclosures to any Governmental Entity, in each case, that are protected under the whistleblower or similar provisions of any such law or regulation; provided that in each case such communications and disclosures are consistent with applicable law. Nothing herein shall preclude the Executive’s right to receive an award from a

Governmental Entity for information provided under any whistleblower or similar program. The Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence to a federal, state or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law. The Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, provided that such filing is made under seal. If the Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Executive may disclose the trade secret to the Executive’s attorney and use the trade secret information in any related court proceeding, provided that the Executive files any document containing the trade secret under seal and does not disclose the trade secret except pursuant to court order.
2. Non-Competition. By and in consideration of the Company entering into this Agreement, and in further consideration of the Executive’s exposure to the Confidential Information, the Executive agrees that the Executive shall not, during the Employment Period and for a period of eighteen (18) months after the Executive’s termination of employment for any reason (the “Restriction Period”), engage or participate in any manner, whether directly or indirectly through any family member or as an employee, employer, consultant, contractor, owner, agent, principal, partner, shareholder, officer, director, licensor, lender, lessor or in any other individual or representative capacity, in any business or activity which: (i) is engaged in the lease, acquisition, exploration, production, gathering, transporting, marketing, treating or processing of hydrocarbons and related products, the assessment of the exploration potential of geographical areas on which hydrocarbon exploration prospects are located, and/or the provision of any products or services involved in the oil field services of coiled tubing, well service rigs, fluid logistics and water management, including but not limited to water hauling and water disposal well service, within the geographic regions of the States of Texas, New Mexico, Oklahoma, Louisiana and in any other geographical location in which the Company or any of its subsidiaries are then providing such services, or is in the process of negotiating an option, right, license or authority to conduct or direct any such activities (collectively, the “Restricted Area”) ; or (ii) is engaged in the provision of any products or services involved in the oil field services of coiled tubing, well service rigs, fluid logistics and water management, including but not limited to water hauling and water disposal well service, for any current or prior customer of the Company or any of its subsidiaries as of the Termination Date. Nor shall the Executive, during the Restriction Period, directly or indirectly participate in any drilling, acquisition or service project outside of the Company or any of its subsidiaries, or participate personally in any industry project that originated during the Executive’s employment or affiliation with the Company or any of its subsidiaries, regardless of whether the Company or any of its subsidiaries participated in the project. Nothing in this Section 4.2 shall preclude the Executive from (x) making personal investments in securities of oilfield services companies that are registered on a national stock exchange, if the aggregate amount owned by the Executive and all family members and affiliates does not exceed 2% of such company’s outstanding securities, or (y) maintaining the Executive’s current direct or indirect ownership interests in the securities of those entities disclosed on Exhibit D hereto (the “Excluded Interests”), provided that the Executive agrees that he will not, directly or indirectly, increase the percentage ownership interest of the Executive or of his Controlled Affiliates (as defined below) or immediate family members (including by investment or expenditure) in any of such Excluded Interests to the extent such Excluded Interests are described in clauses (i) and (ii) beyond that to which the Executive is entitled as of the date hereof. For purposes of this Agreement, “hydrocarbons” shall include, without limitation, casinghead gas, and “Controlled Affiliates” are entities in which the Executive and the Company’s family members collectively own, directly or indirectly, a majority of the equity or voting interests. During the Restriction Period, upon request of the Company, the Executive shall notify the Company of the Executive’s then-current employment status.
3.Non-Solicitation of Employees. During the Restriction Period, the Executive shall not directly or indirectly hire, contact, induce or solicit (or assist any Person to hire, contact, induce or solicit) for employment any person who is, or within 12 months prior to the date of such hiring, contacting, inducing or solicitation was, an employee of the Company or any of its Affiliates.
4.Interference with Business Relationships. During the Restriction Period (other than in connection with carrying out the Executive’s responsibilities for the Company and its Affiliates), the Executive shall not directly or indirectly induce or solicit (or assist any Person to induce or solicit) any customer or client of the Company or its subsidiaries to terminate its relationship or otherwise cease doing business in whole or in part with the Company or its Affiliates, or directly or indirectly interfere with (or assist any Person to interfere with) any material relationship between the Company or its Affiliates and any of its or their customers or clients so as to cause harm to the Company or its Affiliates.
5.Extension of Restriction Period. The Restriction Period shall be tolled for any period during which the Executive is in breach of any of Sections 4.2, 4.3 or 4.4 hereof.
6.Proprietary Rights. The Executive shall disclose promptly to the Company any and all inventions, discoveries, and improvements (whether or not patentable or registrable under copyright or similar statutes), and all patentable or copyrightable works, initiated, conceived, discovered, reduced to practice, or made by the Executive, either alone or in conjunction with others, during the Executive’s employment with the Company and related to the business or activities of the Company and its Affiliates (the “Developments”). Except to the extent any rights in any Developments constitute a work made for hire under the U.S. Copyright Act, 17 U.S.C. § 101 et seq. that are owned ab initio by the Company and/or its applicable Affiliate, the Executive assigns and agrees to assign all of the Executive’s right, title and interest in all Developments (including all intellectual property rights therein) to the Company or its nominee without further compensation, including all rights or benefits therefor, including without limitation the right to sue and recover for past and future infringement. The Executive acknowledges that any rights in any Developments constituting a work made for hire under the U.S. Copyright Act, 17 U.S.C § 101 et seq. are owned upon creation by the Company and/or its applicable Affiliate as the Executive’s employer. Whenever requested to do so by the Company, the Executive shall execute any and all applications, assignments or other instruments which the Company shall deem necessary to apply for and obtain trademarks, patents or copyrights of the United States or any foreign country or otherwise protect the interests of the Company and its Affiliates therein. These obligations shall continue beyond the end of the Executive’s employment with the Company with respect to inventions, discoveries, improvements or copyrightable works initiated, conceived or made by the Executive while employed by the Company, and shall be binding upon the Executive’s employers, assigns, executors, administrators and other legal representatives. If the Company is unable for any reason, after reasonable effort, to obtain the Executive’s signature on any document needed in connection with the actions described in this Section 4.6, the Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as the Executive’s agent and attorney in fact to act for and on the Executive’s behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of this Section 4.6 with the same legal force and effect as if executed by the Executive.
7.Confidentiality of Agreement. Other than with respect to information required or permitted to be disclosed by applicable law, the Parties hereto agree not to disclose the terms of this Agreement to any Person; provided that the Executive may disclose this Agreement and/or any of its terms to the Executive’s immediate family, financial advisors and attorneys, so long as the Executive instructs every such Person to whom the Executive makes such disclosure not to disclose the terms of this Agreement further. Anytime after this Agreement is filed with the SEC or any other government agency by the Company and becomes a public record, this provision shall no longer apply.
8.Remedies. The Executive agrees that any breach of the terms of this Section 4 would result in irreparable injury and damage to the Company for which the Company would have no adequate remedy at law; the Executive therefore also agrees that in the event of said breach or any threat of breach, the Company shall be entitled to an immediate injunction and restraining order to prevent such breach and/or threatened breach and/or continued breach by the Executive and/or any and all Persons acting for and/

or with the Executive, without having to prove damages or post a bond, in addition to any other remedies to which the Company may be entitled at law or in equity, including, without limitation, the obligation of the Executive to return any portion of the Severance Amount paid by the Company to the Executive. The terms of this paragraph shall not prevent the Company from pursuing any other available remedies for any breach or threatened breach hereof, including, without limitation, the recovery of damages from the Executive. The Executive and the Company further agree that the provisions of the covenants contained in this Section 4 are reasonable and necessary to protect the businesses of the Company and its Affiliates because of the Executive’s access to Confidential Information and the Executive’s material participation in the operation of such businesses. In the event that the Executive willfully and materially breaches any of the covenants set forth in this Section 4, then in addition to any injunctive relief, the Executive will promptly return to the Company any portion of the Severance Amount and Pro-Rata Bonus that the Company has paid to the Executive.
Section 5.Representations. The Executive represents and warrants that (a) the Executive is not subject to any contract, arrangement, policy or understanding, or to any statute, governmental rule or regulation, that in any way limits the Executive’s ability to enter into and fully perform the Executive’s obligations under this Agreement and (b) the Executive is not otherwise unable to enter into and fully perform the Executive’s obligations under this Agreement. In the event of a breach of any representation in this Section 5, the Company may terminate this Agreement and the Executive’s employment with the Company without any liability to the Executive and the Executive shall indemnify the Company for any liability it may incur as a result of any such breach.
Section 6.Non-Disparagement. From and after the Effective Date and following termination of the Executive’s employment with the Company, the Executive agrees not to make any statement that is intended to become public, or that should reasonably be expected to become public, and that criticizes, ridicules, disparages or is otherwise derogatory of the Company, any of its subsidiaries, Affiliates, employees, officers, directors or stockholders.
Section 7.Taxes; Clawbacks.
1.    Withholding. All amounts paid to the Executive under this Agreement during or following the Employment Period shall be subject to withholding and other employment taxes imposed by applicable law. The Executive shall be solely responsible for the payment of all taxes imposed on the Executive relating to the payment or provision of any amounts or benefits hereunder.
2.Section 280G. (a) If (i) the aggregate of all amounts and benefits due to the Executive under this Agreement or under any other Company arrangement would, if received by the Executive in full and valued under Section 280G of the Code, constitute “parachute payments” as defined in and under Section 280G of the Code (collectively, “280G Benefits”), and if (ii) such aggregate would, if reduced by all federal, state and local taxes applicable thereto, including the excise tax imposed pursuant to Section 4999 of the Code, be less than the amount the Executive would receive, after all taxes, if the Executive received aggregate 280G Benefits equal (as valued under Section 280G of the Code) to only three times the Executive’s “base amount” as defined in and under Section 280G of the Code, less $1.00, then (iii) such 280G Benefits payable in cash as the Executive shall select shall (to the extent that the reduction of such 280G Benefits can achieve the intended result) be reduced or eliminated to the extent necessary so that the aggregate 280G Benefits received by the Executive will not constitute parachute payments. The determinations with respect to this Section 7.2 shall be made by an independent auditor (the “Auditor”) paid by the Company. The Auditor shall be the Company’s regular independent auditor unless the Executive reasonably objects to the use of that firm, in which event the Auditor will be a nationally recognized United States public accounting firm chosen by the Parties.
(b)    It is possible that after the determinations and selections made pursuant to this Section 7.2, the Executive will receive 280G Benefits that are, in the aggregate, either more or less than the amount provided under this Section 7.2 (hereafter referred to as an “Excess Payment” or “Underpayment,” respectively). If it is established, pursuant to a final determination of a court or an Internal

Revenue Service proceeding that has been finally and conclusively resolved, that an Excess Payment has been made, then the Executive shall promptly pay an amount equal to the Excess Payment to the Company, together with interest on such amount at the applicable federal rate (as defined in and under Section 1274(d) of the Code) from the date of the Executive’s receipt of such Excess Payment until the date of such payment. In the event that it is determined (i) by a court or (ii) by the Auditor upon request by a Party, that an Underpayment has occurred, the Company shall promptly pay an amount equal to the Underpayment to the Executive, together with interest on such amount at the applicable federal rate from the date such amount would have been paid to the Executive had the provisions of this Section 7.2 not been applied until the date of such payment.
(c)    Notwithstanding the foregoing, if it appears that any amount or benefit that is to be paid to the Executive under this Agreement or any other plan, program, agreement, or arrangement of the Company or any of its Affiliates may constitute a “parachute payment” under Section 280G(b)(2) of the Code, the Company shall use its best reasonable efforts to obtain shareholder approval of such payments for purposes of Section 280G(b)(5) of the Code
3.Clawbacks. If any law, rule or regulation applicable to the Company or its Affiliates (including any rule or requirement of any nationally recognized stock exchange on which the stock of the Company or its Affiliates has been listed), or any policy of the Company or its Affiliates reasonably designed to comply therewith, requires the forfeiture or recoupment of any amount paid or payable to the Executive hereunder (or under any other agreement between the Executive and the Company or its Affiliates or under any plan in which the Executive participates), the Executive hereby consents to such forfeiture or recoupment, in each case in the time and manner determined by the Company in its reasonable good faith discretion. Furthermore, if the Executive engages in any act of embezzlement, fraud or dishonesty involving the Company or its Affiliates which results in a financial loss to the Company or its Affiliates, the Company shall be entitled to recoup an amount from the Executive determined by the Company in its reasonable discretion to be commensurate with such financial loss.
Section 8.Miscellaneous.
1.Indemnification. To the extent provided in the Company’s By-Laws and Certificate of Incorporation, the Company shall indemnify the Executive for losses or damages incurred by the Executive as a result of all causes of action arising from the Executive’s performance of duties for the benefit of the Company, whether or not the claim is asserted during the Employment Period. This indemnity shall not apply to the Executive’s acts of willful misconduct or gross negligence. The Executive shall be covered under any directors’ and officers’ insurance that the Company maintains for its directors and other officers in the same manner and on the same basis as the Company’s directors and other officers.
2.Amendments and Waivers. This Agreement and any of the provisions hereof may be amended, waived (either generally or in a particular instance and either retroactively or prospectively), modified or supplemented, in whole or in part, only by written agreement signed by the Parties hereto; provided that the observance of any provision of this Agreement may be waived in writing by the Party that will lose the benefit of such provision as a result of such waiver. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach, except as otherwise explicitly provided for in such waiver. Except as otherwise expressly provided herein, no failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

3.Assignment; No Third-Party Beneficiaries. This Agreement, and the Executive’s rights and obligations hereunder, may not be assigned by the Executive, and any purported assignment by the Executive in violation hereof shall be null and void. Nothing in this Agreement shall confer upon any Person not a party to this Agreement, or the legal representatives of such Person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, except the personal representative of the deceased Executive may enforce the provisions hereof applicable in the event of the death of the Executive. The Company is authorized to assign this Agreement and its rights and obligations hereunder without the consent of the Executive in the event that the Company hereafter affects a reorganization, consolidates with or merges into any other Person or entity, or transfers all or substantially all of its properties or assets to any other Person or entity.
4.Notices. Unless otherwise provided herein, all notices, requests, demands, claims and other communications provided for under the terms of this Agreement shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be sent by (i) personal delivery (including receipted courier service) or overnight delivery service, with confirmation of receipt, (ii) e-mail, (iii) facsimile during normal business hours, with confirmation of receipt, to the number indicated, (iv) reputable commercial overnight delivery service courier, with confirmation of receipt or (v) registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:
If to the Company:

Forbes Energy Services LLC
3000 South Business Hwy 281
South Alice, Texas 78332
Attention: L. Melvin Cooper
Telephone: (361) 664-0549
Facsimile: (361) 664-0599
Email: MCooper@forbesenergyservices.com

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: Donald P. Carleen, Esq.
Facsimile: 212-859-4000
E-mail: donald.carleen@friedfrank.com

If to the Executive:
At the Executive’s principal office at the Company (during the Employment Period), and at all times to the Executive’s principal residence as reflected in the records of the Company. If by e-mail, to the Executive’s Company-supplied e-mail address.

with a copy to:

Robert Loventhal
15 Hammersmith Road Unit 13
Newport, RI 02840
Attention: Robert Loventhal
Email: rdllaw99@aol.com

All such notices, requests, consents and other communications shall be deemed to have been given when received. Either Party may change its facsimile number or its address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner then set forth.

5.Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights and obligations of the parties hereto shall be governed by, the laws of the State of Texas without giving effect to the conflicts of law principles thereof of Texas or any other jurisdiction that would cause the application of any jurisdiction other than Texas.
6.Jurisdiction; Waiver of Jury Trial. The Executive agrees that jurisdiction and venue for any action arising from or relating to this Agreement or the relationship between the parties, including but not limited to matters concerning validity, construction, performance, or enforcement, shall be exclusively in the federal and state courts of the State of Texas located in Harris County (collectively, the “Selected Courts”) (provided, that a final judgment in any such action shall be conclusive and enforced in other jurisdictions) and further agree that service of process may be made in any matter permitted by law. The Executive irrevocably waives and agrees not to assert (i) any objection which it may ever have to the laying of venue of any action or proceeding arising out of this Agreement or the transactions contemplated hereby in the Selected Courts, and (ii) any claim that any such action brought in any such court has been brought in an inconvenient forum. This Section 8.6 is intended to fix the location of potential litigation between the parties and does not create any causes of action or waive any defenses or immunities to suit. EACH PARTY WAIVES ANY RIGHT TO A TRIAL BY JURY, TO THE EXTENT LAWFUL, AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY LITIGATION WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.
7.Severability. Whenever possible, each provision or portion of any provision of this Agreement, including those contained in Section 4 hereof, will be interpreted in such manner as to be effective and valid under applicable law but the invalidity or unenforceability of any provision or portion of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision or portion of any provision, in any other jurisdiction. In addition, should a court or arbitrator determine that any provision or portion of any provision of this Agreement, including those contained in Section 4 hereof, is not reasonable or valid, either in period of time, geographical area, or otherwise, the Parties hereto agree that such provision should be interpreted and enforced to the maximum extent which such court or arbitrator deems reasonable or valid.
8.Entire Agreement. From and after the Effective Date, this Agreement constitutes the entire agreement between the Parties hereto, and supersedes all prior representations, agreements and understandings (including any prior course of dealings), both written and oral, between the Parties hereto with respect to the subject matter hereof, including, for the avoidance of doubt, the Prior Agreement.
9.Counterparts. This Agreement may be executed by .pdf or facsimile signatures in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.
10.Binding Effect. This Agreement shall inure to the benefit of, and be binding on, the successors and assigns of each of the Parties, including, without limitation, the Executive’s heirs and the personal representatives of the Executive’s estate and any successor to all or substantially all of the business and/or assets of the Company.

11.General Interpretive Principles. The name assigned this Agreement and headings of the sections, paragraphs, subparagraphs, clauses and subclauses of this Agreement are for convenience of reference only and shall not in any way affect the meaning or interpretation of any of the provisions hereof. Words of inclusion shall not be construed as terms of limitation herein, so that references to “include,” “includes” and “including” shall not be limiting and shall be regarded as references to non-exclusive and non-characterizing illustrations. Any reference to a Section of the Code shall be deemed to include any successor to such Section.
12.Affiliates. For purposes of this Agreement, the term “Affiliates” means any person or entity Controlling, Controlled by, or Under Common Control with the Company. The term “Control,” including the correlative terms “Controlling,” “Controlled By,” and “Under Common Control with” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities of any company or other ownership interest, by contract or otherwise) of a person or entity.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

COMPANY By:/s/ John E. Crisp Name: John E. Crisp Title: President and Chief Executive Officer
EXECUTIVE /s/ Joe Michetti Joe Michetti

Exhibit A
Other Activities

1.	The Executive’s passive investment in the real estate located at 82914 Permbroke Lane Indio, California 92201.
Exhibit B
Form of Restricted Stock Unit Award Agreement
[Attached.]
Exhibit C
You should consult with an attorney before signing this release of claims.
Release
1.In consideration of the payments and benefits to be made under the Employment Agreement, dated as of November 16, 2018 (the “Employment Agreement”), by and between Joe Michetti (the “Executive”) and Forbes Energy Services LLC (the “Company”) (each of the Executive and the Company, a “Party” and collectively, the “Parties”), the sufficiency of which the Executive acknowledges, the Executive, with the intention of binding the Executive and the Executive’s heirs, executors, administrators and assigns, does hereby release, remise, acquit and forever discharge the Company and each of its subsidiaries and Affiliates (the “Company Affiliated Group”), their present and former officers, directors, executives, shareholders, agents, attorneys, employees and employee benefit plans (and the fiduciaries thereof), and the successors, predecessors and assigns of each of the foregoing (collectively, the “Company Released Parties”), of and from any and all claims, actions, causes of action, complaints, charges, demands, rights, damages, debts, sums of money, accounts, financial obligations, suits, expenses, attorneys’ fees and liabilities of whatever kind or nature in law, equity or otherwise, whether accrued, absolute, contingent, unliquidated or otherwise and whether now known or unknown, suspected or unsuspected, which the Executive, individually or as a member of a class, now has, owns or holds, or has at any time heretofore had, owned or held, arising on or prior to the date hereof, against any Company Released Party that arises out of, or relates to, the Employment Agreement, the Executive’s employment with the Company or any of its subsidiaries and Affiliates, or any termination of such employment, including claims (i) for severance or vacation benefits, unpaid wages, salary or incentive payments, (ii) for breach of contract, wrongful discharge, impairment of economic opportunity, defamation, intentional infliction of emotional harm or other tort, (iii) for any violation of applicable state and local labor and employment laws (including, without limitation, all laws concerning unlawful and unfair labor and employment practices) and (iv) for employment discrimination under any applicable federal, state or local statute, provision, order or regulation, and including, without limitation, any claim under Title VII of the Civil Rights Act of 1964 (“Title VII”), the Civil Rights Act of 1988, the Fair Labor Standards Act, the Americans with Disabilities Act (“ADA”), the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Age Discrimination in Employment Act (“ADEA”), and any similar or analogous state statute, excepting only:

A.	rights of the Executive arising under, or preserved by, this Release or Section 3 of the Employment Agreement;

B.	the right of the Executive to receive COBRA continuation coverage in accordance with applicable law;

C.	claims for benefits under any health, disability, retirement, life insurance or other, similar employee benefit plan (within the meaning of Section 3(3) of ERISA) of the Company Affiliated Group;

D.
rights to indemnification the Executive has or may have under the by-laws or certificate of incorporation of any member of the Company Affiliated Group or as an insured under any director’s and officer’s liability insurance policy now or previously in force;

E.	rights granted to the Executive during the Executive’s employment related to the purchase or grant of equity interests in the Company; and

F.	claims for workers’ compensation benefits.
2.The Executive acknowledges and agrees that this Release is not to be construed in any way as an admission of any liability whatsoever by any Company Released Party, any such liability being expressly denied.
3.This Release applies to any relief no matter how called, including, without limitation, wages, back pay, front pay, compensatory damages, liquidated damages, punitive damages, damages for pain or suffering, costs, and attorneys’ fees and expenses.
4.The Executive specifically acknowledges that the Executive’s acceptance of the terms of this Release is, among other things, a specific waiver of the Executive’s rights, claims and causes of action under Title VII, ADEA, ADA and any state or local law or regulation in respect of discrimination of any kind; provided, however, that nothing herein shall be deemed, nor does anything contained herein purport, to be a waiver of any right or claim or cause of action which by law the Executive is not permitted to waive.
5.The Executive acknowledges that the Executive has been given a period of [twenty-one (21)] [forty-five (45)] days to consider whether to execute this Release. If the Executive accepts the terms hereof and executes this Release, the Executive may thereafter, for a period of seven (7) days following (and not including) the date of execution, revoke this Release. If no such revocation occurs, this Release shall become irrevocable in its entirety, and binding and enforceable against the Executive, on the day next following the day on which the foregoing seven-day period has elapsed. If such a revocation occurs, the Executive shall irrevocably forfeit any right to payment of the Severance Amount and Pro-Rata Bonus, if any, or provision of the Medical Benefit Continuation (as each is defined in the Employment Agreement), but the remainder of the Employment Agreement shall continue in full force.
6.The Executive acknowledges and agrees that the Executive has not, with respect to any transaction or state of facts existing prior to the date hereof, filed any complaints, charges or lawsuits against any Company Released Party with any governmental agency, court or tribunal.
7.The Executive acknowledges that the Executive has been advised to seek, and has had the opportunity to seek, the advice and assistance of an attorney with regard to this Release, and has been given a sufficient period within which to consider this Release.
8.The Executive acknowledges that this Release relates only to claims that exist as of the date of this Release.
9.The Executive acknowledges that the severance payments and benefits the Executive is receiving in connection with this Release and the Executive’s obligations under this Release are in addition to anything of value to which the Executive is entitled from the Company.
10.Each provision hereof is severable from this Release, and if one or more provisions hereof are declared invalid, the remaining provisions shall nevertheless remain in full force and effect. If any provision of this Release is so broad, in scope, or duration or otherwise, as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
11.This Release constitutes the complete agreement of the Parties in respect of the subject matter hereof and shall supersede all prior agreements between the Parties in respect of the subject matter hereof except to the extent set forth herein. For the avoidance of doubt, however, nothing in this Release shall constitute a waiver of any Company Released Party’s right to enforce any obligations of the Executive under the Employment Agreement that survive the Employment Agreement’s termination, including without limitation, any non-competition covenant, non-solicitation covenant or any other restrictive covenants contained therein.
12.The failure to enforce at any time any of the provisions of this Release or to require at any time performance by another party of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect the validity of this Release, or any part hereof, or the right of any party thereafter to enforce each and every such provision in accordance with the terms of this Release.
13.This Release may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Signatures delivered by facsimile shall be deemed effective for all purposes.
14.This Release shall be binding upon any and all successors and assigns of the Executive and the Company.
15.Except for issues or matters as to which federal law is applicable, this Release shall be governed by and construed and enforced in accordance with the laws of the State of Texas without giving effect to the conflicts of law principles thereof.

[signature page follows]

IN WITNESS WHEREOF, this Release has been signed by or on behalf of each of the Parties, all as of ____________________.

FORBES ENERGY SERVICES LLC By: Name: Title:
Joe Michetti

Exhibit D

Excluded Interests

[None.]